UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Conn's, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

208242107
(CUSIP Number)

Ronald M. Clark The Stephens Group, LLC 100 River Bluff Drive, Suite 500 Little Rock, AR 72202 (501) 377-3401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). The Stephens Group, LLC 20-4948475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,305,343(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,305,343(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,305,343

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.
(1)	Represents total shares held by SG-1890, LLC. The Stephens Group, LLC is the manager of SG-1890, LLC.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). Snow Lake Holdings, Inc. 71-0816760

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,807

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,807

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). SG-1890, LLC 26-1566670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,305,343

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,305,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,305,343

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.59%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). W. R. Stephens, Jr. N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,493(1)

	8	SHARED VOTING POWER
4,305,343(2)

	9	SOLE DISPOSITIVE POWER
72,493(1)

	10	SHARED DISPOSITIVE POWER
4,305,343(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,377,836

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.83%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.
(1)	Represents total shares held by W.R. Stephens, Jr. Revocable Trust over which Mr. Stephens, Jr. acts as Trustee.
(2)	Represents total shares held by SG-1890, LLC. Mr. Stephens, Jr. is a member of the Board of Managers of The Stephens Group, LLC, the manager of SG-1890, LLC.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). Elizabeth Stephens Campbell N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,305,343(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,305,343(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,305,343

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.59%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.
(1)	Represents total shares held by SG-1890, LLC. Ms. Campbell is a member of the Board of Managers of The Stephens Group, LLC, the manager of SG-1890, LLC.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). Arden Jewell Stephens 2012 Trust N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,684

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,684

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). W. R. Stephens III 2012 Trust N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,684

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,684

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). Arden Jewell Stephens Trust dtd 10/20/99 71-6179371

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
373

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
373

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
373

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). W. R. Stephens III Trust dtd 7/2/01 73-6339125

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). Elizabeth Chisum Campbell 2012 Trust N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,227

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,227

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). Susan Stephens Campbell 2012 Trust N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,227

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,227

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). Craig Dobbs Campbell, Jr. 2012 Trust N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,227

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,227

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). Elizabeth S. Campbell Trust A 26-6173592

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,661

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,661

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

CUSIP No. 208242107

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only). Carol M. Stephens N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[X]
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,428

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,428

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,428

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021.

Item 1.  Security and Issuer.

This Amendment No. 10 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”) of Conn’s, Inc., a Delaware corporation (the “Company”) and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 2445 Technology Forest Blvd., Ste. 800, The Woodlands, TX 77381. This Amendment amends the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) filed by the Reporting Persons (as defined below) on February 6, 2009, as amended on February 12, 2010, October 26, 2010, November 23, 2010, December 14, 2012, March 28, 2013, June 12, 2013, April 17, 2014, July 15, 2015 and July 20, 2017.

Item 2.  Identity and Background.

This Amendment is filed jointly by and for the entities and persons listed below, all of whom together are referred to as the “Reporting Persons” or individually as a “Reporting Person.”
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors or board of managers, as applicable, of each of the applicable Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.
(i)	The Stephens Group, LLC (“The Stephens Group”)
The Stephens Group is an Arkansas manager-managed limited liability company. It is managed by a Board of Managers consisting of the following individuals: W. R. Stephens, Jr. and Elizabeth S. Campbell.  The Stephens Group is the Manager of SG-1890 (as defined below).
(ii)	Snow Lake Holdings, Inc. (“Snow Lake”)
Snow Lake is a Nevada corporation. It is managed by a Board of Directors consisting of the following individuals: Elizabeth S. Campbell, Craig D. Campbell, Robert L. Schulte, and Hal Joseph Kemp.
(iii)	SG-1890, LLC (“SG-1890”)
SG-1890 is an Arkansas manager-managed limited liability company. The sole manager is The Stephens Group, which has the ability to make decisions for SG-1890.
(iv)	W. R. Stephens, Jr.
W. R. Stephens, Jr. is a member of the Board of Managers of The Stephens Group.
(v)	Elizabeth S. Campbell
Elizabeth S. Campbell is a member of the Board of Managers of The Stephens Group.
(vi)	Arden Jewell Stephens 2012 Trust
Arden Jewell Stephens 2012 Trust is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.
(vii)	W. R. Stephens III 2012 Trust
W. R. Stephens III 2012 Trust is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.
(viii)	Arden Jewell Stephens Trust dtd 10/20/99
Arden Jewell Stephens Trust dtd 10/20/99 is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte, Carol M. Stephens and Ronald M. Clark.
(ix)	W. R. Stephens III Trust dtd 7/2/01
W. R. Stephens III Trust dtd 7/2/01 is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.

(x)	Elizabeth Chisum Campbell 2012 Trust
Elizabeth Chisum Campbell 2012 is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.
(xi)	Susan Stephens Campbell 2012 Trust
Susan Stephens Campbell 2012 Trust is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.
(xii)	Craig Dobbs Campbell, Jr. 2012 Trust
Craig Dobbs Campbell, Jr. 2012 Trust is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.
(xiii)	Elizabeth S. Campbell Trust A
Elizabeth S. Campbell Trust A is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Ronald M. Clark and Robert L. Schulte.
The Stephens Group, Snow Lake, SG-1890, Arden Jewell Stephens 2012 Trust, W. R. Stephens III 2012 Trust, Arden Jewell Stephens Trust dtd 10/22/99, W. R. Stephens III Trust dtd 7/2/01, Elizabeth Chisum Campbell 2012 Trust, Susan Stephens Campbell 2012 Trust, Craig Dobbs Campbell, Jr. 2012 Trust and Elizabeth S. Campbell Trust A are each in the business of managing or holding investments. Each of the individual persons listed above is a citizen of the United States of America. The business address of each Reporting Person and their respective managers, directors and officers, as applicable, is 100 River Bluff Drive, Suite 500 Little Rock, Arkansas 72202.
The Reporting Persons and Listed Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
The Reporting Persons and Listed Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Since the filing of Amendment No. 9 to this Schedule 13 D, the Reporting Persons had the following transactions in Company securities:  Between June 14, 2021 and July 12, 2021 Arden Jewell Stephens 2012 Trust, Carol Stephens, Craig Dobbs Campbell, Jr. 2012 Trust, Elizabeth Chisum Campbell 2012 Trust, Elizabeth Stephens Campbell Trust A, Snow Lake Holdings, Inc., Susan Stephens Campbell 2012 Trust, W. R. Stephens, III 2012 Trust and W.R. Stephens, Jr. Revocable Trust disposed of an aggregate of 291,582 shares at prices ranging from $25.58 to $28.28 per share, each as previously reported via timely filings of Form 4.

Item 4.  Purpose of Transaction.

The transactions described in Item 3 of this Amendment No. 10 were in the ordinary course of investing. The Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subsections (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The following table discloses the beneficial ownership of the Common Stock by the Reporting Persons as of the date of this Statement. The following disclosure is based on 29,516,584 shares of Common Stock outstanding as of November 29, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer on December 7, 2021. See Schedule I for the information applicable to the Listed Persons.

	Number of Shares Beneficially	Percent of Outstanding	Voting Power			Dispositive Power
Name	Owned	Shares	Sole		Shared	Sole	Shared
The Stephens Group, LLC	4,305,343	14.59%	0		4,305,343	0	4,305,343
SG-1890, LLC	4,305,343	14.59%	0		4,305,343	0	4,305,343
Snow Lake Holdings, Inc.	23,807	0.08%	23,807		0	23,807	0
W. R. Stephens, Jr.	4,377,836	14.83%	72,493	(1)	4,305,343	72,493	4,305,343
Elizabeth S. Campbell	4,305,343	14.59%	0		4,305,343	0	4,305,343
Arden Jewell Stephens 2012 Trust	21,684	0.07%	21,684		0	21,684	0
W. R. Stephens III 2012 Trust	21,684	0.07%	21,684		0	21,684	0
Arden Jewell Stephens Trust dtd 10/20/99	373	0.00%	373		0	373	0
W. R. Stephens III Trust dtd 7/2/01	372	0.00%	372		0	372	0
Elizabeth Chisum Campbell 2012 Trust	21,227	0.07%	21,227		0	21,227	0
Susan Stephens Campbell 2012 Trust	21,227	0.07%	21,227		0	21,227	0
Craig Dobbs Campbell, Jr. 2012 Trust	21,227	0.07%	21,227		0	21,227	0
Elizabeth S. Campbell Trust A	22,661	0.08%	22,661		0	22,661	0
Carol M. Stephens	5,428	0.02%	5,428		0	5,428	0

(1)	Represents total shares held by W.R. Stephens, Jr. Revocable Trust over which Mr. Stephens, Jr. acts as Trustee.
(c)  Except as described in this Statement, the Reporting Persons have not effected any transaction in shares of the Company’s Common Stock during the 60 days preceding the date hereof.
(d)  Not applicable
(e)  Not applicable.

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, other than as described in this Statement.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1     Agreement to File Joint Schedule 13D
Exhibit 2     Power of Attorney executed by Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2022

By:	/s/ Ronald M. Clark
Name: Ronald M. Clark

Attorney-in-Fact for

THE STEPHENS GROUP, LLC (1)
SNOW LAKE HOLDINGS, INC. (1)
SG-1890, LLC (1)
WILTON R. STEPHENS, JR. (1)
ELIZABETH S. CAMPBELL (1)
ARDEN JEWELL STEPHENS 2012 TRUST (1)
W. R. STEPHENS III 2012 TRUST (1)
ARDEN JEWELL STEPHENS TRUST DTD 10/22/99 (1)
W. R. STEPHENS III TRUST DTD 7/2/01 (1)
ELIZABETH CHISUM CAMPBELL 2012 TRUST (1)
SUSAN STEPHENS CAMPBELL 2012 TRUST (1)
ELIZABETH S. CAMPBELL TRUST A (1)
CAROL M. STEPHENS (1)

(1) A Power of Attorney authorizing Ronald M. Clark to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

SCHEDULE I
MANAGERS/DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS
The Stephens Group, LLC
The Stephens Group, LLC is an Arkansas manager-managed limited liability company (“The Stephens Group”). It is managed by a Board of Managers. The following sets forth the name and position, if any, of each manager of The Stephens Group. Each such person is a citizen of the United States of America. The business address of each manager is 100 River Bluff Drive, Suite 500 Little Rock, Arkansas 72202.
Name	Position
W. R. Stephens, Jr.	Chief Executive Officer and Co-Chairman, Manager
Elizabeth S. Campbell	Co-Chairman, Manager
Craig D. Campbell	Vice Chairman
Ronald M. Clark	Chief Operating Officer
William W. Kilgroe	General Counsel, Secretary

The authority of the Board of Managers has been delegated to an Executive Committee, which consists of the following members: Wilton R. Stephens, Jr. and Elizabeth S. Campbell.
Snow Lake Holdings, Inc.
Snow Lake Holdings, Inc. is a Nevada corporation (“Snow Lake”). It is managed by a Board of Directors. The following sets forth the name and position, as applicable, of each executive officer and director of Snow Lake. Each such person is a citizen of the United States of America. The business address of each officer and director is 100 River Bluff Drive, Suite 500 Little Rock, Arkansas 72202.
Name	Position
Elizabeth S. Campbell	Director
Craig D. Campbell	Director
Robert L. Schulte	Director, Vice President
Hal Joseph Kemp	President, Director
Christopher E. Kauffman	Secretary, Treasurer

SG-1890, LLC
SG-1890, LLC is an Arkansas manager-managed limited liability company (“SG-1890”). The sole Manager is The Stephens Group. W. R. Stephens, Jr. and Elizabeth S. Campbell, as members of the Board of Managers of The Stephens Group, have the ability to make decisions for SG-1890 on behalf of The Stephens Group.

EXHIBIT INDEX
*Exhibit 1 Agreement to File Joint Schedule 13D
*Exhibit 2 Power of Attorney executed by Reporting Persons
*Filed Previously